UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date: May 28, 2019

May 28, 2019
To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding Dividend of Surplus

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows that at the meeting of the Board of Directors held on May 28, 2019, a resolution was adopted to pay a dividend out of surplus as of the record date of March 31, 2019.
This matter will be an agenda item at the Company’s 86th Ordinary General Meeting of Shareholders to be held on June 21, 2019.

Particulars

1. Dividend Details

	Determined amount	Most recent dividend forecast (released on April 26, 2018)	Previous fiscal year results (ended March 2018)
Record date	March 31, 2019	March 31, 2019	March 31, 2018
Dividend per share	25.00 yen	25.00 yen	20.00 yen
Total dividend	5,275,424,225 yen	-	3,918,081,300 yen
Effective date	June 24, 2019	-	June 25, 2018
Dividend resource	Retained earnings	-	Retained earnings

2. Reasons

The Company determines its profit distributions based on the consolidated operating results of the electronic components segment and the automotive infotainment segment, striking a balance among three elements: (1) providing returns to shareholders, (2) research and development and capital investment to support business expansion and enhance competitiveness, and (3) maintaining internal reserves.
The Company aims to secure a sound financial base that enables it to maintain a domestic credit rating of “A,” and, after determining the business objectives of the medium-term business plan, the Company will aim to achieve a capital policy to maintain the target return on equity level and other profitability metrics during the term of the medium-term business plan. Furthermore, the Company will strive to acquire and secure management resources to enhance its competitiveness in pursuit of sustainable growth, and maintain a financial position that can address any contingencies, such as sudden economic crises and natural disasters.

On this basis, the Company has decided to, while securing a balance between growth investment and improvement of capital efficiency, (1) adopt the principle of securing a total payout ratio of 30% of the Company’s consolidated profit, and additionally (2) particularly for the three-year period from fiscal 2019 to fiscal 2021, have a total payout ratio of 50%.
Based on the above policy, the Company has decided to pay 25 yen per share as the year-end dividend for the year ended March 2019, taking into consideration trends in the Company’s business results, the Company’s financial position and shareholders’ dividend expectations, among other factors.  As such, this year’s annual dividends will total 50 yen per share, an increase of 13 yen from the previous fiscal year (ended March 2018).  The dividend out of surplus will be on the agenda at the 86th Ordinary General Meeting of Shareholders (to be held on June 21, 2019).

(Reference)
Dividend per share
Record date	End of 2nd Quarter	Fiscal year-end	Total
This fiscal year	25.00 yen	25.00 yen	50.00 yen
Previous fiscal year (ended March 2018)	17.00 yen	20.00 yen	37.00 yen

This document includes “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Company’s products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Company, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Company’s business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Company’s main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit; and
(18)	inability or difficulty of realizing synergies or added value by the Business Integration by the integrated group.